UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of April 2008.

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited
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(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	April 21, 2008	By	/s/ Li Fenghua
Name: Li Fenghua
Title: Chairman of the Board of Directors

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

China Eastern Airlines Corporation Limited

CLARIFICATION ANNOUNCEMENT

The Company and all the members of the Board of Directors hereby confirm the truthfulness, accuracy and completeness of the contents of this announcement and jointly accept full responsibility for any false representation, misleading statement or material omission herein contained.

China Eastern Air Holding Company, the controlling shareholder of China Eastern Airlines Corporation Limited (the “Company”) received the “Notice Concerning Penalty for the Flight Return Incidents Incurred by the Yunnan Branch of China Eastern” (the “Notice”) from the Civil Aviation Administration of China on April 16, 2008. As requested by the Shanghai Stock Exchange, the Company is publishing the Notice as follows:

"Notice Concerning Punishment for the Flight Return Incident Incurred by the Yunnan Branch of China Eastern"

To China Eastern Air Holding Company:

After the technical investigation on the flight return incidents incurred by the Yunnan branch of your company on March 31 and April 1, the investigation team of Civil Aviation Administration Southwest Bureau found that of the 21 flights that returned to their departure points, 1 flight returned due to aircraft malfunction, 2 flights returned due to weather conditions, 4 flights returned deliberately without technical reasons, 5 flights returned due to pilots’ mishandling as a result of blindly following the lead of other pilots who returned, and 9 flights returned due to reasons as yet unknown as a result of malfunctioning decoding equipment, lack of data recorded or data errors in the quick access recorder (QAR), or other reasons unrelated to technical aspects.

We are of the view that these incidents, although some were caused by weather conditions and individual aircraft malfunction, were mainly the result of concerted actions by a small number of pilots at the Yunnan branch of your company who ignored the rights of travelers and reversed the routes for reasons other than technical reasons.

1. The penalty decision

   In view of the disruption and damages made to the normal order of aviation operations and the internal and external adverse impacts caused by these incidents, the violation by your company's Yunnan branch of the following regulations: "Civil Aircraft Airworthiness Regulations of the People's Republic of China"; "Qualification Rules for Carriers of Large-scale Public Air Transport Operation "(CCAR121 Bu); "Airworthiness Directive "(CAD97-MULT-38) and the "Administrative Measures for Flight Quality Control"(MD-AS-2000-001), and in order to safeguard the interests of passengers and maintaining healthy development of this industry and resurrect the operation of your company, we intend to impose the following penalties on your company:

(1)
Suspend the right to operate flights for certain routes in the Yunnan region held by your company and grant those rights to other airlines. The specific routes and flights to be cancelled and implementation details are subject to the direction of the Civil Aviation Administration Southwest Bureau.

(2)	Your company will be required to pay a fine of RMB1.5 million which will be handed over to the state government. Your company should complete within three months the modifications and upgrades to relevant equipment so that the QAR can resume normal decoding functions.

2. In response to these incidents, your company should actively carry out the following tasks.

(1)	In accordance with the notification and requirements from the Civil Aviation Administration of China as to the further strengthening of the existing safety work, the rules and regulations of all applicable regulations should be strictly complied with, staff should be properly managed and flight safety should be ensured.
(2)	According to the "Law on Civil Aviation of the People's Republic of China", the "Contract Law of the People's Republic of China" and other relevant laws and regulations, proper handling of the flight return incidents and the rights and interests of passengers should be undertaken as soon as possible.
(3)	We suggest that serious steps should be taken against the senior management members responsible for these incidents. At the same time, we propose that education and rectification programs should be provided to the staff in the Yunnan branch regarding relevant legal issues, duty of responsibility and professional ethics.
(4)	Continue to investigate the flight return incidents that occurred on March 31 and April 1 and to discern the non-technical reasons for the return of some of the flights. Serious steps should be taken against those responsible persons according to the relevant law and regulations and a report on the investigation results should be submitted to us.

As of today, the Company’s Yunnan branch has not received any formal decision to suspend the right of the Yunnan branch to operate flights for certain routes in the Yunnan region. Upon receipt of the relevant decision, the Company will duly comply with the provisions of the listing rules on the requirements for information disclosure and make a separate announcement in due course.

Shanghai Securities News is the selected newspaper for information disclosure. The information as released by the Company in the newspaper should be considered accurate. Investors are reminded to act prudently in their investment decisions and be aware of potential risks.

Board of Directors of China Eastern Airlines Corporation Limited

April 18, 2008